UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-41604

Freightos Limited

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Closing of the Business Combination and Nasdaq Listing

On January 25, 2023, Freightos Limited, a Cayman Islands exempted company limited by shares (the “Company”), and Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“Gesher”), issued a joint press release announcing the closing of the business combination contemplated by the Business Combination Agreement, dated as of May 31, 2022, by and among the Company, Gesher, Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of the Company, and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of the Company, and the listing of the Company’s ordinary shares and warrants on The Nasdaq Stock Market LLC (“Nasdaq”).

The listing of the Company’s ordinary shares commenced on January 26, 2023. The Company has experienced an unanticipated delay in the listing of its warrants on Nasdaq as a result of a technical issue unrelated to the Company’s business. The Company is working diligently with its advisors and Nasdaq to commence the trading of its warrants as soon as possible.

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Press Release of the Company and Gesher, dated January 25, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: January 27, 2023
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel